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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2018 (MM/DD/YY) AND ENDING 9/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dyal Co. LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th Street, 39th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill Dyal 212-321-4012
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name - if individual, state last, first, middle name)

9645 W Lincolnway Lane, Suite 214A (Address) Frankfort (City) IL (State) 60423 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jill Dyal, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Dyal Co. LLC, as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SONIA MARIE THOMAS
Notary Public - State of New York
NO. 01TH6398630
Qualified in New York County
My Commission Expires Sep 30, 2023

Signature

Managing Partner, CFO
Title

Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DYAL CO. LLC

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2019

DYAL CO. LLC

CONTENTS

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Dyal Co. LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dyal Co. LLC, (the "Company") as of September 30, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Dyal Co. LLC as of September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Dyal Co. LLC's auditor since 2017.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 19, 2019

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

DYAL CO. LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2019

ASSETS

Cash	$	1,044,995
Accounts receivable		5,050,000
Prepaid expenses		5,433
Total Assets	$	6,100,428

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expenses and other liabilities	$	30,052
Due to related party		454,045
Total Liabilities		484,097
Member's equity		5,616,331
Total Liabilities and Member's Equity	$	6,100,428

The accompanying footnotes are an integral part of this financial statement.

Note 1 - Organization

Dyal Co. LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in May 2015, under the laws of the State of Delaware. FINRA accepted the Company's membership application on September 14, 2016.

The Company is a single member LLC, wholly owned by Dyal Partners LP (the "Sole Member"). The Company provides mergers and acquisitions (M&A) advisory services to clients, which are primarily based in the United States and Europe. It operates out of one main office in New York, New York.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Effective October 1, 2018, the Company adopted ASC Topic 606 Revenue from Contracts with Customers (ASC Topic 606), using the modified retrospective method applied to those contracts which were not completed as of October 1, 2018. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transactions price (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. There was no impact to retained earnings as of October 1, 2018 as revenue recognition and timing of revenue did not change as a result of adopting ASC Topic 606.

Revenues are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction or the announcement of a deal.

Disaggregation of Revenue for the year ended September 30, 2019 is as follows:

Closed deals	$15,000,000
Announcement fees	15,000,000
Total	$30,000,000

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is considered a disregarded entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. All income or losses will be reported on the income tax returns of the Sole Member. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense.

At September 30, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to US federal and state income tax audits for all tax years after 2017.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable and Bad Debts

The Company uses the allowance method to account for uncollectible revenues. The Company has determined that 100% of accounts receivable are collectible at September 30, 2019 and no allowance for bad debts is needed.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

During the year ended September 30, 2019, there were three customers that accounted for all of the M&A advisory fee revenues. These customers represented 50%, 33% and 17% of this total. In addition, one of these customers accounted for 100% of accounts receivable as of September 30, 2019.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At September 30, 2019, the Company had net capital of $560,898, which exceeded its requirement by $528,625.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At September 30, 2019, this ratio was .86 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 - Related Party Transactions

The Company has an Expense Sharing Agreement ("Agreement") with its Sole Member. The Agreement covers facilities, personnel and administrative expenses. Direct expenses of the Company are outside the scope of this agreement and paid directly by the Company.

During the year ended September 30 2019, the Company recorded $2,718,847 of expenses under this Agreement.

As a result of this Agreement, the Company owed $454,045 to the Sole Member at September 30, 2019.

Note 6 - Commitments and Contingencies

There are no commitments and contingencies that would have a material impact on these financial statements as of September 30, 2019.

Note 7- Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 *Leases – (Topic 842)*. ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

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